November 20, 2008

Everbright Development Overseas Securities Ltd.
110 Wall Street, 22nd Floor
New York, NY 10005-3198
Attention: Ms. Mai Wong, Chairman

Dear Ms. Wong:

Reference is made to that certain Investment Agreement, dated as of the date hereof (the "*Investment Agreement*"), by and between Gottschalks Inc., a Delaware corporation (the "*Company*"), and Everbright Development Overseas Securities Ltd. d/b/a Everbright Development Overseas, Ltd., a British Virgin Islands corporation (the "*Investor*"), pursuant to which, among other matters, the Investor has agreed to purchase from the Company, and the Company has agreed to issue to the Investor, shares of the Company's common stock and certain other equity securities of the Company. This letter (the "*Letter Agreement*") reflects certain additional agreements between the Company and the Investor with respect to the Investment Agreement and the transactions contemplated thereby. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Investment Agreement.

1.   **Due Diligence**. Notwithstanding anything to the contrary set forth in Section 7.1 of the Investment Agreement, the Investor may terminate the Investment Agreement by written notice (a "*Diligence Termination Notice*") to the Company at any time prior to 11:59 p.m., New York City time, on December 15, 2008, based solely on the legal, financial and business due diligence inquiry of the Company by the Investor and its advisors being to the Investor's reasonable satisfaction. Any termination in accordance with this Paragraph 1 shall not constitute a breach of the Investment Agreement.

2.   **Charge Over Bank Account**. Notwithstanding Section 2.3 of the Investment Agreement, the Investor shall not be required to deliver a Charge Over Bank Account or similar agreement at the time contemplated thereby, but shall instead deliver to the Company no later than 12:00 p.m., New York City time, on December 16, 2008, evidence reasonably satisfactory to the Company that the Investor has established and then currently maintains a bank account with a minimum balance in cash of $10,000,000.

3.   **"Go Shop"; Fee**.

(a)   Notwithstanding anything to the contrary set forth in Section 4.4(a) of the Investment Agreement, during the period beginning on the date hereof and continuing until the earlier of (i) 11:59 p.m., New York City time, on December 15, 2008, or (ii) the receipt by the Company of a Diligence Termination Notice (the "*Go Shop Period*"), the Company and, as directed by the Company, its Representatives, shall have the right to:

(1) directly or indirectly initiate, solicit, facilitate and encourage Competing Proposals from any person (as defined in the Investment Agreement) other than a PRC-based consumer products sourcing company (any such person, a "*Qualified Party*"), including, without limitation, by way of providing access to non-public information pursuant to a confidentiality agreement between any such Qualified Party and the Company, provided that the Company gives prior written notice to the Investor of the identity of such Qualified Party and copies of such non-public information to the extent not already provided;

(2) enter into and maintain or continue discussions or negotiations with respect to Competing Proposals from a Qualified Party or otherwise cooperate with or assist or participate in, or facilitate any inquiries, proposals, discussions or negotiations regarding a Competing Proposal from a Qualified Party; and

(3) terminate the Investment Agreement in connection with (i) the Company's execution of a definitive agreement governing a Competing Proposal with a Qualified Party during the Go Shop Period, or (ii) the consummation of such a Competing Proposal during the Go Shop Period.

(b)   In the event the Investment Agreement is terminated by the Company pursuant to Paragraph 3(a)(3) above during the Go Shop Period, then the Company shall pay a fee of $500,000 (the "*Fee*") to the Investor at the times provided in Paragraph 3(c) below. The Company and the Investor agree that if a Fee is paid by the Company to the Investor pursuant to the terms of this Paragraph 3(b), then such Fee shall be the Investor's sole and exclusive remedy for the matters covered by this Paragraph 3(b).

(c)   If the Fee becomes payable pursuant to Paragraph 3(b), then the Company shall pay the Fee within one business day after the earlier to occur of (1) the date upon which the Company enters into such definitive agreement or other similar arrangement with respect to a Competing Proposal, and (2) the date upon which the Company consummates such Competing Proposal. Any payment of the Fee shall be made by wire transfer of immediately available funds to an account specified by the Investor.

4.   Proxy Materials. The Investor shall furnish to the Company no later than November 30, 2008, all information concerning its participation in the Investment, itself, its Subsidiaries and Affiliates, and the Investor Nominees (as defined in the Investor Rights Agreement), as may be reasonably requested in connection with the Investment and the preparation, filing and distribution of the Proxy Statement pursuant to Section 4.2(a) of the Investment Agreement.

5.   Miscellaneous.

(a)   *Governing Law; Jurisdiction.* This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles that would result in the application of the law of any other state. Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Delaware Court of Chancery, or, if no such state court has proper jurisdiction, the Federal court of the United States of

America, sitting in Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Letter Agreement or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (1) agrees not to commence any such action or proceeding except in such courts, (2) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware Court of Chancery court or, if no such state court has proper jurisdiction, then in such Federal court, (3) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware Court of Chancery or Federal court, and (4) waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware Court of Chancery or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each party to this Letter Agreement irrevocably consents to service of process in the manner provided for notices in Section 8.7 of the Investment Agreement. Nothing in this Letter Agreement will affect the right of any party to this Letter Agreement to serve process in any other manner permitted by law. Each party hereto agrees not to commence any legal proceedings relating to or arising out of this Letter Agreement or the transactions contemplated hereby in any jurisdiction or courts other than as provided herein.

(b)   *Entire Agreement*. This Letter Agreement (including the Exhibit hereto) and the Investment Agreement together constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof. This Letter Agreement will not be assignable by operation of law or otherwise (any attempted assignment in contravention hereof being null and void); provided that the Investor may assign its rights and obligations under this Letter Agreement to any Affiliate under common control with the Investor's ultimate parent entity or general partner of the Investor, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Letter Agreement (any such transferee shall be included in the term "*Investor*"); provided, further, that no such assignment shall relieve the Investor of its obligations hereunder. Without limiting the foregoing, none of the rights of the Investor hereunder shall be assigned to, or enforceable by, any person to whom the Investor may transfer any Securities (including any shares of Common Stock issued upon exercise of the Warrants).

(c)   *Counterparts and Facsimile*. For the convenience of the parties hereto, this Letter Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Executed signature pages to this Letter Agreement may be delivered by facsimile and such facsimiles will be deemed as sufficient as if actual signature pages had been delivered.

(d)   *Sections Incorporated by Reference*. Sections 8.2, 8.3, 8.6, 8.7, 8.10, 8.11, 8.12, 8.13 and 8.15 of the Investment Agreement are hereby incorporated by reference as though set forth herein in their entirety.

[*Signature Page Follows*]

Please confirm your acceptance of the foregoing by signing the enclosed copy of this Letter Agreement in the space provided below and returning the copy to the undersigned.

Very truly yours,

GOTTSCHALKS INC.

By: /s/ James R Famalette
        James R. Famalette
        Chief Executive Officer

Accepted as of the _20_ day of November 2008:

EVERBRIGHT DEVELOPMENT OVERSEAS SECURITIES LTD. d/b/a EVERBRIGHT DEVELOPMENT OVERSEAS, LTD.

By: /s/ Mai Wong
Name: Mai Wong
Title: Chairman